UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number     001-15819

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I – REGISTRANT INFORMATION

KINGOLD JEWELRY, INC.
Full Name of Registrant

Former Name if Applicable

No. 8 Han Huang Road
Address of Principal Executive Office (Street and Number)

Jiang’an District, Wuhan, Hubei Province, People’s Republic of China 430023
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is filing an extension on Form 12b-25 with the U.S. Securities and Exchange Commission to allow for additional time to finalize its annual report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”). The Form 10-K of the Registrant could not be filed by March 18, 2019 without unreasonable effort and expenses because the Registrant requires additional time to prepare and finalize its financial statements for the year ended December 31, 2018 required to be included in the Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant expects to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Zhihong Jia	+86 27	65694977
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has made a preliminary determination of the results of operations, which are subject to change prior to filing the annual report on Form 10-K.

The Registrant’s net sales for the year ended December 31, 2018 were $2,475.6 million, an increase of $465.9 million, or 41%, from net sales of $2,009.7 million for the year ended December 31, 2017. The increase in the Registrant’s revenue in 2018 as compared to 2017 was due to several factors, including the increases in both branded production sales and customized production sales, and the increase in the market demand for gold. Gross profit for the year ended December 31, 2018 was $264.3 million, an increase of $64.4 million, or 32%, from $199.9 million for 2017. The increase in the gross profit was primarily attributable to the increased sales volume and the increase in unit selling price of customized productions in 2018. The Registrant is in the process of determining certain amounts of its liabilities. Notwithstanding the result of liability determination, the Registrant expects to have a significant increase in its net income for the year ended December 31, 2018 compared to that of 2017.

KINGOLD JEWELRY, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2019	By:	/s/ Zhihong Jia
Zhihong Jia
Chairman, Chief Executive Officer and Principal Executive Officer